Exhibit 12 Statement re: Computation of Ratios
BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
(Dollars in thousands)

Income before income taxes	$241,318		$188,158		$455,345		$372,875

Fixed charges (1):
Interest expense	198,238		97,607		362,043		193,733
Rental expense	4,476		4,098		8,996		8,167

	202,714		101,705		371,039		201,900
Less interest on deposits	103,315		43,589		184,256		87,025

Net fixed charges	99,399		58,116		186,783		114,875

Earnings, excluding interest on deposits	$340,717		$246,274		$642,128		$487,750

Earnings, including interest on deposits	$444,032		$289,863		$826,384		$574,775

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.43	x	4.24	x	3.44	x	4.25	x
Including interest on deposits	2.19	x	2.85	x	2.23	x	2.85	x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.